

Mail Stop 4628

April 25, 2017

Darron M. Anderson
President and Chief Executive Officer
Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

> **Re:** **Ranger Energy Services, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 14, 2017**
> **CIK No. 0001699039**

Dear Mr. Anderson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2017 letter.

General

1. We note your response to prior comment 7 indicates that you are not substantially dependent on the EOG Contract since the take-or-pay provisions relate to only 8% of your total current rig fleet. However, we note that Note 8 to your consolidated financial statements reflects that EOG Resources accounted for approximately 19.8% of your revenues balance for the year ended December 31, 2016. Please revise your

disclosure to clarify the extent to which EOG is contracted to take-or-pay for your services and any material terms related to such arrangement.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60</u>

<u>How We Evaluate Our Operations, page 63</u>

<u>Rig Utilization, page 64</u>

2.   We note that you have added general commentary on rig utilization in response to prior comment 9. Given that you have identified rig utilization as an important indicator of your activity and profitability, please expand your disclosure to discuss the actual metrics for the periods associated with your financial report, along with any material changes in the number of rigs and hours. As you indicate that a 55 hour work week is utilized as the denominator in your computation for each rig, please also clarify whether this is the maximum number of hours per week that any rig is operated; and if this is not the case, disclose the maximum number of hours and the extent to which the utilization figures would change based on this alternate figure.

<u>Description of Capital Stock, page 122</u>

<u>Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law, page 123</u>

<u>Amended and Restated Certificate of Incorporation and Bylaws, page 124</u>

3.   Please expand your fourth bullet point to disclose that, prior to the date on which CSL and its affiliates no longer hold more than 50% of the voting power of your common stock, board vacancies can also be filled by the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote. We note in that regard Section 5.2 of your amended and restated certificate of incorporation filed as Exhibit 3.2.

<u>Unaudited Pro Forma Condensed Financial Statements, page F-2</u>

<u>Note 2 – Unaudited pro forma condensed balance sheet adjustments and assumptions, page F-6</u>

4.   We have read the incremental disclosures provided in response to prior comment 17, regarding the accounting you will apply to any tax assets and payables related to your Tax Receivable Agreement. Please further expand your disclosure to explain how

any need for a valuation allowance against the tax assets would impact your accounting for the payables, both initially and in subsequent periods.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources